July 30, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attention:  Anne Nguyen Parker

Division of Corporate Finance

Re:                             Athlon Energy Inc.

Registration Statement on Form S-1 (File No. 333-196823)

Ladies and Gentlemen:

As the representatives of the several underwriters of the Athlon Energy Inc. (the “Company”) proposed public offering of up to 14,375,000 shares of common stock of the Company, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 3:00 p.m., Washington, D.C. time, on July 31, 2014, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Preliminary Prospectus dated July 30, 2014, through the date hereof:

Preliminary Prospectus dated July 30, 2014:

1,800 copies to prospective underwriters, institutional investors, dealers and others.

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The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Citigroup Global Markets Inc. Goldman, Sachs & Co.

By:	Citigroup Global Markets Inc.

By:	/s/ James Jackson
Name: James Jackson
Title: Vice President

By:	Goldman, Sachs & Co.

By:	/s/ Adam Greene
Goldman, Sachs & Co.

For themselves and the other several Underwriters named in Schedule II to the Underwriting Agreement.